Exhibit 17.1

September 5, 2023

NuZee, Inc.

Attn: Masa Higashida, Chairman of the Board

1350 E Arapaho Rd Ste 230

Richardson, Texas 75081

Dear Masa:

Effective immediately, I hereby resign from the Board of Directors of NuZee, Inc. I have entered into a new employment arrangement that will require my full attention and prohibits other compensated engagements.

I would like to reiterate that my resignation in no way reflects any disagreement with NuZee, Inc. management, nor their practices and is purely predicated on personal circumstances.

I truly enjoyed my time serving as a Director and wish you all the best going forward.

Sincerely,

/s/ Tracy Ging